UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 31, 2020

Commission File Number:  000-55992

Red White & Bloom Brands Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

810-789 West Pender Street

Vancouver, British Columbia, Canada, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Explanatory Note

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit Number	Description	Date filed on SEDAR
99.1	Annual Information Form	August 7, 2020
99.2	Annual Information Form, Schedule A, Audit Committee Charter	August 7, 2020
99.3	Annual Information Form, Schedule B, 2020 Stock Option Plan	August 7, 2020
99.4	Certification of annual filings in connection with voluntarily filed AIF, CEO	August 7, 2020
99.5	Certification of annual filings in connection with voluntarily filed AIF, CFO	August 7, 2020
99.6	News Release	August 11. 2020
99.7	Management Information Circular	August 13, 2020
99.8	Schedule A, Audit Committee Charter	August 13, 2020
99.9	Schedule B, Compensation Committee Charter	August 13, 2020
99.10	Schedule C, 2020 Stock Option Plan	August 13, 2020
99.11	Schedule D, 2020 Restricted Share Unit Plan	August 13, 2020
99.12	Financial Information Request Form	August 13, 2020
99.13	Form of Proxy, Common Shares	August 13, 2020
99.14	Form of Proxy, Series 2 Convertible Preferred Shares	August 13, 2020
99.15	News Release	August 18, 2020
99.16	News Release	August 19, 2020
99.17	News Release	August 21, 2020
99.18	News Release	August 21, 2020
99.19	Notice of change of auditors
99.20	Letter from former auditor	August 21, 2020
99.21	Letter from successor auditor	August 21, 2020
99.22	Material Change Report	August 24, 2020
99.23	Adding recipient agencies to SEDAR filings in connection with filing of a short form prospectus	August 25, 2020
99.24	Preliminary Short Form Prospectus	August 25, 2020
99.25	Cover letter, receipt of prospectus	August 25, 2020
99.26	Marketing Materials	August 25, 2020
99.27	Qualification certificate	August 25, 2020
99.28	PharmaCo Debenture (REDACTED)	August 25, 2020
99.29	MichiCann_Pharmaco - Put Call Option Agreement (Executed) (REDACTED)	August 25, 2020
99.30	MichiCann Debenture	August 25, 2020
99.31	The MAG Merger Agreement (REDACTED)	August 25, 2020
99.32	The MAG Real Estate Purchase Agreement (REDACTED)	August 25, 2020
99.33	Critical 39 (REDACTED)	August 25, 2020
99.34	Underwriting Agreement	August 25, 2020
99.35	Material Change Report	August 28, 2020
99.36	Condensed interim consolidated financial statements for the three and six month periods ended June 30, 2020 and June 30, 2019	August 31, 2020
99.37	Management’s Discussion and Analysis for the three and six month periods ended June 30, 2020 and June 30, 2019	August 31, 2020
99.38	Certification, CEO	August 31, 2020
99.39	Certification, CFO	August 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Theo van der Linde
Theo van der Linde
Chief Financial Officer
Date: December 14, 2020